SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: October 30, 2026

List of Materials

Documents attached hereto:

Introduction of Stock Compensation Plan through Performance Share Units (“PSUs”)

October 30, 2026

Sony Group Corporation

Introduction of Stock Compensation Plan through Performance Share Units (“PSUs”)

Sony Group Corporation (the “Corporation”) today announced that at today’s meeting of the Compensation Committee, the Corporation resolved to introduce a stock compensation plan where shares of its common stock will be delivered after the vesting of performance share units (the “PSUs”) (such plan, the “Plan”), as follows.

I. Purpose of introduction of the Plan

At present, the Corporation maintains a stock compensation plan for the directors, officers and employees of the Corporation and its subsidiaries (collectively, the “Sony Group”), pursuant to which it issues stock options using stock acquisition rights, restricted stock and restricted stock units (“RSUs”). The Corporation is introducing the Plan to directors, officers and employees of the Sony Group for the purpose of giving the recipients under the Plan (the “Recipients”) an incentive to contribute towards the improvement of the business performance of the Sony Group, and thereby improve the business performance of the Sony Group, by making the economic interest of the Recipients correspond more closely to the business performance of the Sony Group.

In connection with the introduction of the Plan, the Corporation plans to transition from the granting of stock options using stock acquisition rights to the granting of PSUs and the continued granting of RSUs.

II. Overview of the Plan

1. Recipients under the Plan

The Recipients under the Plan will be the directors (excluding outside directors), corporate executive officers, other officers and employees of the Corporation and the directors (excluding outside directors), other officers and employees of its subsidiaries.

* These are the Recipients’ positions at the time of grant of the PSUs, and the positions at the time of vesting may differ.

2. Outline of the PSU

Under the Plan, the Corporation will grant each Recipient in advance the number of units determined by the Corporation, and will deliver shares of common stock of the Corporation (the “Share(s)”), the number of which will be obtained by multiplying the number of units granted by the value determined based on the level of achievement (0%-200%) of performance conditions set forth in the internal rules related to PSUs (the “PSU Regulations”), such as the Corporation’s Total Shareholder Return (as defined in the PSU Regulations) and other factors during a period of three (3) years (consisting of three (3) fiscal years) commencing on the first day of the fiscal year in which the date of grant of the PSUs falls (the “Performance Evaluation Period”), provided, in principle, that the Recipient continuously holds any position as a director, corporate executive officer, other officer or employee of the Corporation and/or a Related Company of the Corporation (a “Related Company” means a “subsidiary (kogaisha)” as defined in Article 8, Paragraph 3 of the Ordinance on the Terminology, Forms and Preparation Methods of Financial Statements, etc., or an “affiliated company (kanren kaisha)” as defined in Paragraph 5 of the same article (hereinafter the same shall apply), and together with the Corporation, the “Group Companies”) during the Performance Evaluation Period. In addition, if the total number of issued Shares increases or decreases due to a stock consolidation or a stock split (including the free distribution of Shares (musho wariate)), the Corporation will adjust the number of Shares to be delivered by multiplying such number of Shares to be delivered by the ratio of the consolidation or split. If the Corporation conducts a merger or a company split or if the Corporation in its sole discretion deems it necessary in other cases to adjust the number of Shares to be delivered accordingly, the Corporation may appropriately adjust the number of Shares to be delivered to a reasonable extent.

3. The method and timing of delivery of the Shares

The Corporation will promptly deliver the Shares after vesting in accordance with the PSU Regulations by issuing new Shares or transferring treasury stock pursuant to the decision of the Representative Corporate Executive Officer of the Corporation through contribution in kind of the monetary compensation receivables against the Group Companies that are provided by the Group Companies to the Recipients (the Corporation will cumulatively assume the debt obligation owed to the Recipients of its Related Companies in relation to the monetary compensation receivables that are granted to such Recipients of its Related Companies).

In addition, the amount to be paid per Share that will be issued or transferred under the Plan shall be determined by the Corporation (i) based on the closing price of the Share in the regular trading thereof on the Tokyo Stock Exchange on the trading day immediately preceding the date when the Representative Corporate Executive Officer of the Corporation makes a decision with respect to such issuance or transfer (or, if no transaction has been effected on such trading day, the closing price on the immediately preceding trading day) and (ii) at a price that is not particularly favourable to the Recipients and within the range that will be in compliance with applicable laws and regulations.

4. Handling in the event where reorganization or any other events occur

If a proposal with respect to a merger agreement in which the Corporation is dissolved, a share exchange agreement or a share transfer plan in which the Corporation becomes a wholly-owned subsidiary, or any other reorganization is approved at a shareholders’ meeting of the Corporation (or by the Board of the Corporation if such approval at a shareholders’ meeting of the Corporation is not required with respect to such reorganization) or any other events stipulated by the Corporation occur, the Corporation may deliver to the Recipients the Shares, money or shares of the other party of such reorganization in the number or amount reasonably determined based on the period that has elapsed between the date of grant and the effective date of the reorganization or any other factors in accordance with the resolution of the Compensation Committee of the Corporation or the decision of the Representative Corporate Executive Officer of the Corporation.

End